# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Azitra, Inc., CIK 0001701478
CUSIP: 05479L203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21 Business Park Dr., Ste. 6, Branford, Connecticut (CT), 06405
Date of event which requires filing of this statement: 06/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002044285

## Reporting persons
- Dauntless Investment Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 5,804,636; shared dispositive power 0; aggregate amount beneficially owned 5,804,636 (9.6% of the class)
  Comment: Single Family Office/Passive Investor

## Item 1. Issuer
Name of issuer: Azitra, Inc.
Address of issuer's principal executive offices: 21 Business Park Dr., Ste. 6, Branford, CONNECTICUT, 06405.

## Item 2. Person Filing
Name of person filing: Dauntless Investment Group, LLC
Address of principal business office or, if none, residence: 3283 Foxfire Dr., Milford, MI 48380
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,804,636
Percent of class: 9.58%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,804,636
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dauntless Investment Group, LLC: /s/Matthew Okkerse, CFO (06/25/2026)